Section

FEB 29 2012

Washington, DC
123

[redacted]

UNITED STA
SECURITIES AND EXCHA
Washington, D.C.

12012511

OMB APPROVAL	
Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park VI 997 San Roberto Street 9th Floor
(No. and Street)

San Juan (City) Puerto Rico (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Suarez 787-993-4288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP.
(Name – *if individual, state last, first, middle name*)

American International Plaza
250 Munoz Rivera Avenue, Suite 1100 (Address) San Juan (City) Puerto Rico (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Affidavit No. 6,299

JUAN D. BERRIOS
NIHIL FIDE
PRIUS NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Oriental Financial Services Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Oriental Financial Services Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011. From the performance of this procedure, we noted that the amount of total revenue as per the Form SIPC-7 did not agree with the total revenue reported on the audited Form X-17A-5. Total revenue amounting to $9,242,091 was reported in Form SIPC-7 and total revenues as reported on the audited Form X-17A-5 amounted to $9,228,796.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

License No. 21
Expires December 1, 2013

February 28, 2012


E19725
COLEGIO DE CONTADORES
PUBLICOS AUTORIZADOS
DE PUERTO RICO
CPA
$5.00

KPMG

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Controls Thereon)

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplementary Schedules

December 31, 2011 and 2010

Table of Contents

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statements of financial condition of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2012

Stamp No. 19729 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Financial Condition

December 31, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	2,893,127	2,790,914
Deposit with clearing organization		1,150,000	150,000
Securities owned – at fair value		410,086	1,330,126
Receivables from broker-dealers and other		294,068	205,674
Deferred tax asset, net		519,236	836,609
Due from affiliates		105,580	393,325
Property and equipment, net		329,072	—
Prepaid expenses and other assets, including prepaid income tax of $129,780 and $129,815 in 2011 and 2010, respectively		1,148,109	871,373
Total assets	$	6,849,278	6,578,021
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	1,076,371	752,188
Unearned revenue		410,786	520,328
Securities failed to receive		229,750	333,525
Total liabilities		1,716,907	1,606,041
Stockholder's equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		4,790,231	4,739,861
Retained earnings		341,140	231,119
Total stockholder's equity		5,132,371	4,971,980
Commitments and contingencies			
Total liabilities and stockholder's equity	$	6,849,278	6,578,021

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Operations

Years ended December 31, 2011 and 2010

		2011	2010
Revenues:			
Commissions	$	9,065,611	7,416,120
Interest and dividends		29,239	14,948
Investment banking fees		38,271	880,746
Other income		95,675	71,166
Total revenues		9,228,796	8,382,980
Expenses:			
Employee compensation and benefits		4,957,979	4,288,971
Management and service fees		1,127,759	891,160
Clearing broker fees		657,530	279,370
Claims and settlements		544,990	95,293
Occupancy and equipment		395,963	405,793
Wrap fees		327,328	374,397
Professional services		247,795	235,726
Advertising and promotion		224,754	107,841
Taxes other than payroll and income taxes		106,452	90,220
Communications		35,548	93,622
Other		169,678	279,223
Total expenses		8,795,776	7,141,616
Income before income taxes		433,020	1,241,364
Income tax expense (benefit)		322,999	(807,989)
Net income	$	110,021	2,049,353

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2011 and 2010

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at December 31, 2009	$	1,000	4,739,861	(1,818,234)	2,922,627
Net income		—	—	2,049,353	2,049,353
Balance at December 31, 2010		1,000	4,739,861	231,119	4,971,980
Net income		—	—	110,021	110,021
Parent company allocation of equity based compensation		—	50,370	—	50,370
Balance at December 31, 2011	$	1,000	4,790,231	341,140	5,132,371

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income	$	110,021	2,049,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense (benefit)		317,373	(836,609)
Stock-based compensation		50,370	—
Depreciation and amortization		32,797	—
Changes in operating assets and liabilities:			
Deposit with clearing organization		(1,000,000)	(100,000)
Receivables from broker-dealers and other		(88,394)	(47,262)
Securities owned – net		920,040	(806,773)
Prepaid expenses and other assets		(276,736)	(60,675)
Due from affiliates		287,745	(341,637)
Accounts payable and accrued expenses		324,183	292,050
Unearned revenue		(109,542)	520,328
Securities failed to receive		(103,775)	333,525
Net cash provided by operating activities		464,082	1,002,300
Cash flows from investing activities:			
Capital expenditures on property and equipment		(361,869)	—
Net cash used in investing activities		(361,869)	—
Net increase in cash and cash equivalents		102,213	1,002,300
Cash and cash equivalents – beginning of year		2,790,914	1,788,614
Cash and cash equivalents – end of year	$	2,893,127	2,790,914

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and the FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statements of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets and investments, the useful lives of fixed assets, and accruals for claims and settlements.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions, including the related commission income and expenses, are reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis.

(Continued)

(e) ***Investment Banking Revenue***

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(f) ***Other Income and Expenses***

Other income and expenses are accounted for on the accrual basis.

(g) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(h) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(i) ***Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $2,713,127 and $2,596,767 as of December 31, 2011 and 2010, respectively, and are valued using Level 1 inputs, as defined below.

(j) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(k) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures (FASB ASC Topic 820) – Improving Disclosures about Fair Value Measurements*, which provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Company adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Company's financial statements.

(l) Property and Equipment

Property and equipment are stated at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2011 amounted to $32,797 (none in 2010).

(m) Recently Issued Accounting Pronouncements

Fair Value Measurements – FASB ASU 2011-04, *Fair Value Measurement (FASB ASC Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in*

U.S. GAAP and IFRSs, issued in May 2011, changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not expect the amendments in this update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2011. Early application by public entities is not permitted. This implementation will not have a material impact on the Company's financial statements.

Other accounting standards that have been issued by FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

(n) Reclassifications

Certain amounts in the prior year have been reclassified in the statements of operations to conform to the presentation adopted in the current year.

(2) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2011 and 2010:

		2011	2010
Puerto Rico government securities	$	273,481	1,219,520
Other equity securities		136,605	110,606
Total	$	410,086	1,330,126

The following tables present the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis at December 31, 2011 and 2010:

		Fair value measurements at reporting date using		
	December 31, 2011	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Puerto Rico government securities	$ 273,481	—	273,481	—
Other equity securities	136,605	—	136,605	—
Total	$ 410,086	—	410,086	—

		Fair value measurements at reporting date using		
	December 31, 2010	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Puerto Rico government securities	$ 1,219,520	—	1,219,520	—
Other equity securities	110,606	—	110,606	—
Total	$ 1,330,126	—	1,330,126	—

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 for the year ended December 31, 2011.

(3) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2011, and 2010 consist of the following:

		2011	2010
Prepaid retainer bonus	$	910,395	677,372
Prepaid municipal taxes		59,686	39,126
Prepaid income taxes		129,780	129,815
Other assets		48,248	25,060
	$	1,148,109	871,373

Prepaid retainer bonus is composed of amounts advanced to new brokers under promissory note agreements that require the brokers to repay the Company the amounts advanced by making annual payments on the anniversary dates established in the agreements. Under the terms of the agreements, the brokers are not required to repay the Company if at the anniversary date (date of scheduled repayment), the brokers achieve certain milestones and comply with the conditions established in the promissory note.

(4) Property and Equipment

Property and equipment at December 31, 2011 (none at December 31, 2010) consist of the following:

	Estimated useful lives (in years)		2011
Leasehold improvements	5 – 10	$	253,403
Computer and communication equipment	3		100,419
Furniture, fixtures, and equipment	3 – 5		8,047
Total			361,869
Less accumulated depreciation and amortization			32,797
Total		$	329,072

(5) Clearing Agreement

In October 2010, the Company entered into a new clearing agreement (the Agreement) with Pershing LLC (Pershing). Before the Agreement with Pershing, the Company had a clearing agreement with National Financial Services Corp. (NFSC). Pershing and NFSC are members of various stock exchanges and are subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $1,150,000 and $150,000 as of December 31, 2011, and 2010, respectively.

(Continued)

In addition, in October 2010 the Company received a payment from Pershing amounting to $750,000 to cover the costs of conversion from NFSC and as an incentive for entering into a new clearing agreement with Pershing. The remaining portion of this payment that has not been recognized as revenue, which amounts to approximately $410,786 and $520,000 as of December 31, 2011 and 2010, respectively, is presented in the accompanying statements of financial condition as unearned revenue.

Under the previous agreement with NFSC, NFSC cleared and executed the brokerage transactions of the Company's customers on a fully disclosed basis.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011 and 2010, the Company had net capital of $2,492,863 and $2,539,341, respectively, which was $2,242,863 in 2011 and $2,289,341 in 2010 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was 0.69 to 1 and 0.63 to 1 for 2011 and 2010, respectively.

(7) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank and Trust (the Bank), for which it is charged a management and service fee. In addition, the Company is also charged by the Bank for the use of facilities and equipment. For the years ended December 31, 2011 and 2010, the Company was charged $1,127,759 and $891,160, respectively, by its affiliate for these services.

The Company also maintains an operating cash account with the Bank amounting to $180,000 and $194,147 as of December 31, 2011 and 2010, respectively.

(8) Income Taxes

On January 31, 2011, the Governor of Puerto Rico signed into law the Internal Revenue Code for a New Puerto Rico, which was subsequently amended (the 2011 Code). As such, the Puerto Rico Internal Revenue Code of 1994, as amended, (the 1994 Code) would be gradually repealed by the 2011 Code as its provisions started to take effect, with some exceptions, as of January 1, 2011. For corporate taxpayers, the 2011 Code retains the 20% regular income tax rate but establishes significantly lower surtax rates. The 2011 Code provides a surtax rate from 5% to 10% for years starting after December 31, 2010, but before January 1, 2014. That surtax rate may be reduced to 5% after December 31, 2013, if certain economic and budgetary control tests are met by the Government of Puerto Rico. If such economic tests are not met, the reduction of the surtax rate will be postponed until the year when such economic tests are met. In the case of a controlled group of corporations, the determination of which surtax rate applies will be made by adding the net taxable income of each of the entities that are members of the controlled group reduced by the surtax deduction. The 2011 Code also provides a surtax deduction of $750,000. In the case of a controlled group of corporations, the surtax deduction should be distributed among the members of the controlled group. The alternative minimum tax (AMT) is 20%. The 2011 Code eliminates the 5%

additional surtax that was established by Act No. 7 of March 9, 2009, and the 5% recapture of the benefit of the income tax tables. Under the 2011 Code, a corporate taxpayer has an irrevocable one-time election to defer the application of the 2011 Code for five years. This election must be made with the filing of the 2011 income tax return and, once made, is irrevocable for the taxable year when the election is made and for each of the next four taxable years. The Company has elected to apply the provisions of the 2011 Code. Under the 2011 Code, all companies are treated as separate taxable entities and are not entitled to file consolidated returns. The Company is subject to Puerto Rico regular income tax or AMT on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years, subject to certain limitations.

The components of income tax expense (benefit) for the year ended December 31, 2011 and 2010 are as follows:

		December 31	
		2011	**2010**
Current income tax expense	$	5,626	28,620
Deferred income tax expense (benefit)		317,373	(836,609)
Income tax expense (benefit)	$	322,999	(807,989)

The Company's income tax expense (benefit) differs from amounts computed by applying the applicable statutory rate to income before income taxes as follows:

		Years ended December 31			
		2011		2010	
		Amount	**Rate**	**Amount**	**Rate**
Tax at statutory rate	$	129,906	30.00%	508,339	40.95%
Effect of change in statutory rate from 39% to 30%		182,942	42.25	—	—
Change in valuation allowance		—	—	(1,354,411)	(109.11)
Other items, net		10,151	2.34	38,083	3.07
Income tax expense (benefit)	$	322,999	74.59%	(807,989)	(65.09)%

The components of the Company's deferred tax assets at December 31, 2011 and 2010 are as follows:

		December 31	
		2011	**2010**
Deferred tax assets:			
Net operating loss carryforward	$	251,995	614,466
Unearned revenue		123,236	193,686
Stock based compensation		15,111	—
AMT credit		29,585	28,457
Accrual for claims and settlements and other		99,309	—
Total deferred tax asset	$	519,236	836,609

At December 31, 2011, the Company has operating loss carryforwards for income tax purposes of approximately $840,000, which are available to offset future taxable income through December 2019.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. There are no uncertain tax positions recognized in the financial statements as of December 31, 2011 and 2010.

(9) Contingencies

In the normal course of business, the Company executes, settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company. No provision has been made for any liabilities that may arise from such examinations since the amount, if any, cannot be determined at this date.

The Company is also involved in various claims and legal actions arising in the ordinary course of business amounting to approximately $1,945,996 and $1,326,296 as of December 31, 2011 and 2010, respectively. It is management's opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 28, 2012, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2011

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	5,132,371
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		5,132,371
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		5,132,371
Deductions and/or charges:		
Total nonallowable assets		2,396,065
Capital charges for spot and commodity futures		—
Other deductions and/or charges		20,000
		(2,416,065)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		2,716,306
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		32,576
Other securities		190,867
Undue concentration		—
Other		—
		(223,443)
Net capital	$	2,492,863

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	114,461
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		2,492,863
Excess net capital		2,242,863
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement		2,192,863

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2011, Form X-17A-5, Part II-A filing.

(Continued)

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2011

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	1,716,907
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	1,716,907
Ratio – aggregate indebtedness to net capital		0.69 to 1

Schedule of Nonallowable Assets

Receivables from broker-dealers and other	$	294,068
Prepaid expenses and other assets		1,148,109
Deferred tax asset, net		519,236
Property and equipment, net		329,072
Due from affiliates		105,580
Total nonallowable assets	$	2,396,065

See accompanying report of independent registered public accounting firm.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

Years ended December 31, 2011 and 2010

In October 2010, the Company entered into a new clearing agreement (the Agreement) with Perishing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. Before the Agreement with Pershing, the Company had a clearing agreement with National Financial Services Corp. (NFSC). Under the previous agreement with NFSC, NFSC cleared and executed the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the years ended December 31, 2011 and 2010.

See accompanying report of independent registered public accounting firm.

Schedule III

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2011 and 2010

There were no liabilities subordinated to claims of general creditors during the years ended December 31, 2011 and 2010.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm On Internal Control Pursuant to the Securities and Exchange Commission Rule 17a-5

The Board of Directors
Oriental Financial Services Corp.:

In planning and performing our audit of the financial statements of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

Stamp No. 19730 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.